Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “company”)

FURTHER CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the cautionary announcements released on SENS on 5 March 2015 and 20 April 2015 and are advised that MiX Telematics continues to investigate strategic alternatives relating to the company. Accordingly, shareholders are advised to continue exercising caution when dealing in the company’s securities until a further announcement is made.

3 June 2015

JSE Sponsor